UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In January 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	311.191.320	63,5195	31,7599
Non-Voting Shares	18.046.561	3,6836	1,8418
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Subscription	9/jan	6.887.307	55,00	R$ 378.801.885,00
Common Shares		Total		6.887.307		R$ 378.801.885,00
Non-Voting Shares		Subscription	9/jan	436.986	55,00	R$ 24.034.230,00
Non-Voting Shares		Total		436.986		R$ 24.034.230,00
Common Shares		Credit Exchange	16/jan	411.399
Common Shares		Total		411.399
Non-Voting Shares		Debit Exchange	16/jan	343.061
Non-Voting Shares		Total		343.061
Closing Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	318.490.026	63,5932	31,7968
Non-Voting Shares	18.140.486	3,6221	1,8110

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.° 358/2002

In January 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4.670.822	0,9533	0,4767
Non-Voting Shares	4.773.380	0,9743	0,4871
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Subscription	9/jan	104.002	55,00	R$ 5.720.110,00
Common Shares		Total		104.002		R$ 5.720.110,00
Non-Voting Shares		Subscription	9/jan	70.547	55,00	R$ 3.880.085,00
Non-Voting Shares		Total		70.547		R$ 3.880.085,00
Common Shares	Bradesco S.A. C.T.V.M	sell	2/jan	500	82,00	R$ 41.000,00
Common Shares		sell	2/jan	1.500	82,15	R$ 123.225,00
Common Shares		sell	2/jan	500	82,20	R$ 41.100,00
Common Shares		sell	2/jan	500	82,30	R$ 41.150,00
Common Shares		sell	2/jan	500	82,40	R$ 41.200,00
Common Shares		sell	2/jan	41	82,80	R$ 3.394,80
Common Shares		sell	2/jan	14	82,84	R$ 1.159,76
Common Shares		sell	2/jan	500	82,90	R$ 41.450,00
Common Shares		sell	2/jan	500	83,20	R$ 41.600,00
Common Shares		Total		4.555		R$ 375.279.56
Non-Voting Shares		buy	2/jan	2.000	87,60	R$ 175.200,00
Non-Voting Shares		buy	2/jan	2.000	87,72	R$ 175.440,00
Non-Voting Shares		buy	2/jan	2.000	87,81	R$ 175.620,00
Non-Voting Shares		buy	2/jan	60	87,87	R$ 5.272,20
Non-Voting Shares		buy	2/jan	3.000	88,55	R$ 265.650,00
Non-Voting Shares		buy	2/jan	3.000	88,80	R$ 266.400,00
Non-Voting Shares		buy	2/jan	600	88,90	R$ 53.340,00
Non-Voting Shares		buy	2/jan	9.500	89,00	R$ 845.500,00
Non-Voting Shares		buy	2/jan	2.000	89,02	R$ 178.040,00
Non-Voting Shares		buy	2/jan	1.500	89,15	R$ 133.725,00
Non-Voting Shares		buy	2/jan	3.000	89,16	R$ 267.480,00
Non-Voting Shares		buy	2/jan	2.400	89,20	R$ 214.080,00
Non-Voting Shares		buy	2/jan	300	89,24	R$ 26.772,00
Non-Voting Shares		buy	2/jan	500	89,25	R$ 44.625,00
Non-Voting Shares		buy	2/jan	2.000	89,29	R$ 178.580,00
Non-Voting Shares		buy	2/jan	200	89,30	R$ 17.860,00
Non-Voting Shares		buy	2/jan	300	89,31	R$ 26.793,00
Non-Voting Shares		buy	2/jan	100	89,34	R$ 8.934,00
Non-Voting Shares		buy	2/jan	600	89,35	R$ 53.610,00
Non-Voting Shares		buy	2/jan	4.000	89,40	R$ 357.600,00
Non-Voting Shares		buy	2/jan	300	89,48	R$ 26.844,00
Non-Voting Shares		buy	2/jan	1.700	89,49	R$ 152.133,00
Non-Voting Shares		buy	2/jan	5.600	89,50	R$ 501.200,00
Non-Voting Shares		Total		46.660		R$ 4.150.698,20
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	4.770.269	0,9524	0,4762
Non-Voting Shares	4.890.587	0,9765	0,4882

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0,0443	0,0443
Non-Voting Shares	0	0,0000	0,0000
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	4	0,0443	0,0443
Non-Voting Shares	0	0,0000	0,0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	231.877	0,0473	0,0236
Non-Voting Shares	643.784	0,1314	0,0657
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Subscription	9/jan	3.454	55,00	R$ 189.970,00
Common Shares		Total		3.454		R$ 189.970,00
Non-Voting Shares		Subscription	9/jan	9.235	55,00	R$ 507.925,00
Non-Voting Shares		Total		9.235		R$ 507.925,00
Common Shares	Bradesco S.A. C.T.V.M	Subscription	9/jan	1.632	55,00	R$ 89.760,00
Common Shares		Total		1.632		R$ 89.760,00
Non-Voting Shares		Subscription	9/jan	5.064	55,00	R$ 278.520,00
Non-Voting Shares		Total		5.064		R$ 278.520,00
Common Shares		buy	5/jan	62	80,60	R$ 4.997,20
Common Shares		Total		62		R$ 4.997,20
Common Shares		sell	12/jan	500	82,89	R$ 41.445,00
Common Shares		sell	12/jan	1.500	82,90	R$ 124.350,00
Common Shares		Total		2.000		R$ 165.795,00
Non-Voting Shares		buy	3/jan	100	88,90	R$ 8.890,00
Non-Voting Shares		buy	3/jan	200	89,00	R$ 17.800,00
Non-Voting Shares		Total		300		R$ 26.690,00
Non-Voting Shares		sell	2/jan	2.000	87,60	R$ 175.200,00
Non-Voting Shares		sell	2/jan	2.000	87,72	R$ 175.440,00
Non-Voting Shares		sell	2/jan	14	87,77	R$ 1.228,78
Non-Voting Shares		sell	2/jan	2.000	87,81	R$ 175.620,00
Non-Voting Shares		sell	2/jan	60	87,87	R$ 5.272,20
Non-Voting Shares		sell	2/jan	3.000	88,55	R$ 265.650,00
Non-Voting Shares		sell	2/jan	1.000	88,80	R$ 88.800,00
Non-Voting Shares		sell	2/jan	1.000	88,90	R$ 88.900,00
Non-Voting Shares		sell	2/jan	1.900	89,00	R$ 169.100,00
Non-Voting Shares		sell	2/jan	2.000	89,02	R$ 178.040,00
Non-Voting Shares		sell	2/jan	3.000	89,16	R$ 267.480,00
Non-Voting Shares		sell	2/jan	1.000	89,29	R$ 89.290,00
Non-Voting Shares		Total		18.974		R$ 1.680.020,98
Non-Voting Shares	SOCOPA - Sociedade Corretora Paulista S.A.	sell	2/jan	7.700	86,90	R$ 669.130,00
Non-Voting Shares		sell	2/jan	300	86,95	R$ 26.085,00
Non-Voting Shares		sell	2/jan	74	86,98	R$ 6.436,52
Non-Voting Shares		Total		8.074		R$ 701.651,52
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	235.025	0,0469	0,0234
Non-Voting Shares	631.267	0,1260	0,0630

Note:
Director that was fired from Banco Bradesco S.A. Milton Clemente Juvenal

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	2.752	0,0005	0,0002
Non-Voting Shares	35.994	0,0073	0,0036
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Subscription	9/jan	8	55,00	R$ 440,00
Common Shares		Total		8		R$ 440,00
Non-Voting Shares		Subscription	9/jan	96	55,00	R$ 5.280,00
Non-Voting Shares		Total		96		R$ 5.280,00
Common Shares	Bradesco S.A. C.T.V.M	Subscription	9/jan	51	55,00	R$ 2.805,00
Common Shares		Total		51		R$ 2.805.00
Non-Voting Shares		Subscription	9/jan	699	55,00	R$ 38.445,00
Non-Voting Shares		Total		699		R$ 38.445,00
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	2.811	0,0005	0,0002
Non-Voting Shares	36.789	0,0073	0,0036

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In January 2007 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(X) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	12	0,0000	0,0000
Non-Voting Shares	1.536	0,0003	0,0001
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Banco Bradesco S.A.	Subscription	9/jan	34	55,00	R$ 1.870,00
Non-Voting Shares		Total		34		R$ 1.870,00
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	12	0,0000	0,0000
Non-Voting Shares	1.570	0,0003	0,0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 09, 2007

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.